April 29, 2008

Via Federal Express and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: John Stickel

Re:	Energroup Holdings Corporation
Registration Statement on Form S-1
Filed February 11, 2008
File No. 333-149171

Dear Mr. Stickel:

On behalf of Energroup Holdings Corporation (the “Company” or “Energroup”), set forth below is the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated March 7, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.	Please revise to eliminate the marketing language throughout the prospectus. Below are a few of the examples:

•	Page 9: Chuming is among a “select group” of farming corporations and is known for its “world-class” quality.

•	Page 17: The brand name of Chuming is “well-recognized in our region as the organic premium quality alternative”

•	Page 22: We provide pork to several “prestigious and high-visibility” branded food processing companies; and our clients include the “largest” feed supplier and food processor in Taiwan.

Response: In response to this comment, we have eliminated marketing language throughout the prospectus, including the examples noted above on pages 9, 17 and 22.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

2.	Please provide us with backup supporting the following assertions:

•	Page 1: “We are the second largest pork producer in northeastern China”

Response:  The foregoing statement on page 1 is based on management’s research and estimation. However, in response to this comment the Company has revised this statement on page 1 so that it reads as follows: “We sell our products to consumers in northeastern China, which has a population of approximately 108 million.”

•	Page 9: Pork is the “meat of choice” among Chinese consumers.

Response: In response to this comment we have deleted reference to “meat of choice.”

•	Page 10: “We are the first company in China’s meat industry to receive ‘Green Food’ certification”

Response: In response to this comment we have enclosed a copy of an original Verification Certificate (in Chinese), and an English translation of the same. As a matter of clarification, we have slightly revised our disclosure to read: “We are the first pork producer in China’s meat industry to receive “Green Food” certification from China’s Ministry of Agriculture.” (emphasis added)

•	Page 12: The meat and meat processing industries are regarded by the Chinese government at “key” industries.

Response: In response to this comment, we have deleted reference to the meat and meat processing industries as being “key” industries.

•	Page 13: “Affluent consumers are willing to pay premium prices for foods which have safety-related certifications”

Response: In response to this comment, we have qualified the above statement by rephrasing it as follows: “We believe that affluent consumers would be willing to pay premium prices for foods which have safety-related certifications, foods with purported health benefits or foods with other desirable attributes.”

•	Page 14: “Food safety is the number one concern of Chinese consumers purchasing meat products”

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Response: In response to this comment, we have qualified the above statement by rephrasing it as follows: “We believe that food safety is a top concern of Chinese consumers who purchase meat products, and that this will eventually compel modernization of China’s meat processing industry.”

•	Page 14: “It is believed by experts that the Chinese government hopes to change the ratio of wet markets to dry markets 20/80.”

Response: In response to this comment we have deleted the above referenced statement entirely.

•	Page 15: The expanding middle-class “buying trends fit well with our strategy”

Response: In response to this comment, the above statement and related language has been revised to read as follows: “It is widely believed that a middle class is rapidly emerging in China. China’s GDP has been growing at over 9% per year for the past 10 years and has created millions of new consumers. Management believes that these trends will translate into higher demand for pork products.”

•	Page 20: “Food Co. is now the largest prepared food production plant in Liaoning Province”

Response: In response to this comment, we have qualified the above statement by re-phrasing it as follows: “Based on our own market research on our competitors, Food Company is now the largest prepared food production plant in the Liaoning Province.”

•	Page 21: “Our breeding programs with farmers are backed by the local government”

Response: In response to this comment, we have revised the relevant paragraph on page 21 to read as follows: “We participate in a breeding program with local farmers - under this program, after a careful selection process, every participating breeder must have a pig farmer provide a guarantee of supply, who must be responsible for making up any differences between the agreed amount and actual number of pigs supplied to us. This program has been in existence since 1998, and has been very successful so far with the farmers. Because our breeding programs increase farmer income, and therefore tax revenue in our region, our local government has welcomed these programs.”

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

3.
In an appropriate section of the registration statement, please discuss in greater detail the special grants, tax incentives, and technology subsidies referenced on page 12, 14, 28, and elsewhere. Particularly, disclose what you have received in the way of these government subsidies in the recent past. Also, discuss whether your reorganization and current ownership structure may jeopardize your access to any of these forms of government assistance.

Response: Since our company is one of the larger more significant business operations within the Industrial Park of Dalian City, as an incentive, the Dalian City government agreed to provide us a grant to pay a portion of our business interest expenses. For example, in 2007, the government provided us a grant of 7.2 million (approximately 1 million US dollars) to offset our interest expenses, according to the Joint Notice Regarding the Refund of Interest Expense to key projects within the Dalian City Industrial Park by the Finance Bureau of the Dalian City and Dalian City Development and Reform Committee, Official document No.: DaCaiQi (Zhuan) [2007]59. This type of grant is discretionary on the part of Dalian City, and is based upon on the size and importance of various businesses to the local economy. Since we continue to conduct our business within the Industrial Park and maintain our status as one of the key projects in the Industrial Park, we believe the local government is likely to continue this policy of providing interest subsidies to us into the foreseeable future, provided however there is no guarantee of future grants.

In response this comment, we have also revised references to special grants, tax incentives, and technology subsidies referenced on page 12, 14, 28, as these benefits might apply to the industry in general, but do not specifically apply to us with the exception of the grant to offset interest described above. Specifically,

•
on page 12, we have deleted the statement that reads: “Additionally, the meat and meat processing industries in China receive special tax incentives and technology subsidies, and our business benefits from these government initiatives.”

•
on page 14, we have deleted the statement that reads: “Consequently, many qualified meat-processing companies are also incentivized by the Chinese government including VAT rebates and favorable tax incentives such as tax exemptions on upstream pork products.”

•
on page 28, we have deleted the statement that reads: “Special grants, subsidized financing, preferential tax policies, governmental funding and other subsidies are provided to enterprises in order to acquire state of the art technology and equipment in meat processing. Such government

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

incentives provide competitive advantages and opportunities to well-performing companies like us because such policies work to raise the bar for entering the industry and to eliminate inefficient companies in the industry. We expect such government support for the processing of agricultural products to continue for a number of years in the foreseeable future. Whether we can continue to benefit from such government programs in the next few years depends on how the government administers its incentive programs and how well we perform. If we maintain our current level of performance, it is possible that we may obtain further government support through such incentive programs.”

•
We have also added, as a matter of clarification, a sentence to page 28 under the heading “Government Approval and Regulation of Principal Products” that reads: “Government initiatives take the form of benefits ranging from special grants, subsidized financing, preferential tax policies, direct government funding and other types of subsidies aimed at encouraging the modernization of the meat industry. In addition, while it is possible that the Chinese central or provincial governments may enact more stringent regulations that raise standards for the meat processing industry, we believe that our company is currently a leader in meat processing safety standards, and would not be affected by such increased standards.”

4.	Provide a currently dated consent from the independent accountants in any amendments.

Response: A currently dated consent has been provided as Exhibit 23.1 filed with Amendment No. 1 to the Company’s registration statement on Form S-1.

5.
Please update the financial statements, as necessary, to comply with Rule 3-12 of Regulation S-X at effectiveness. In this regard, we note that you have provided fourth quarter 2007 supplementary financial information on page 7. If audited financial information is available for the year ended December 31, 2007, please include it as required by paragraph (c) of the Rule. Also note that should your filing become effective after March 30, 2008, audited financial statements for the year ended December 31, 2007 must be included in the filing.

Response: In response to this comment and in compliance with the requirements of Regulation S-X, the financial statements included in Amendment No. 1 of our registration statement of Form S-1 have been updated to include audited financial information for the year ended December 31, 2007.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Energroup Holdings Corporation, page 1

6.	Please review to include your net income instead of or in addition to your gross profit here and on page 2.

Response: The Company has included net income rather than gross income on pages 1 and 2. Additionally the Company notes that it has reported financial results for the full 2007 fiscal year, because 2007 audited financial statements have been included in the Amendment No. 1.

7.	Please consider adding a diagram or a chart with graphics to help illustrate the narrative description of the reorganization and to show how your business and operations are currently structured.

Response: We have added a diagram on page 2 that illustrates how our business and operations are currently structured, after giving effect to the reorganization.

Share Exchange Transaction, page 2

8.
Since you completed the exchange transaction concurrently with the financing, please also disclose here the percentage of the then-issued and outstanding common stock received by PSI shareholders including the financing.

Response: On page 2 we have disclosed that there were 21,136,392 shares of our common stock issued and outstanding after giving effect to the exchange transaction and the financing.

$17 Million Financing, page 2

9.
Please reconcile your disclosure here that there were ten accredited investors with your disclosure elsewhere that there were fifteen accredited investors. Please also revise to disclosure here the net proceeds that you raised through the financing.

Response:  The $17 million financing was with fifteen accredited investors. Accordingly, we have revised pages 2, 3, 9, and 10. In addition, on pages 9 and 10 the Company has disclosed that the net proceeds from the financing was approximately $14.7 million.

Strategic Financing, page 3

10.
We note under the terms of the “Financing” a “make good” provision under which certain of your founders’ shares were placed in escrow to be released to investors in the event that specified earnings targets are not met for 2008 and 2009. We also note that any

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

shares released to the investors will be distributed without further consideration from the investors. In view of the preceding, we believe the founders are in effect paying an expense or liability on behalf of the company upon the release of escrow shares to investors. Therefore, analogous to the guidance in Topic 5T of the Staff Accounting Bulletins (SAB 79), an expense should be recognized in the financial statements based on the fair value of the shares at the time released. Further, we infer that if the earnings targets are met, the shares will be released from escrow back to the founders. In this event, we believe that the release of shares in this fashion based on performance-based criteria are tantamount to a reverse stock split when shares are placed in escrow followed by the grant of restricted stock awards under a performance-based plan upon the achievement of the requirements of the escrow agreement. In this regard, the financial statements should reflect a charge to operations upon the release based on the fair value of the shares at the time released. In consideration of all of the preceding, please tell us and disclose in your financial statements your planned accounting treatment for all shares released from escrow to either the investors or the founders. Clearly describe the detailed accounting treatment and the potential impact such treatment will have on your financial statements.

Response: In response to this comment, the Company has added disclosures to the financial statements the planned accounting treatment for all shares released from escrow to either the investors or the founders. Specifically, the Company has accounted for the escrowed shares as “contingent shares” for purposes of calculating earnings per share under SFAS 128, and this has been reflected in the financial statements for the years ending December 31, 2005, 2006 and 2007 which are included in the Amendment No. 1 to Form S-1 filed concurrently with this letter. The accounting treatment under the Guidance provided under Section IV.C. Accounting for Shares Placed in Escrow in Connection with an IPO provided by the SEC proposes the treatment of those shares as a compensatory expense using the fair market value of the shares at the time of release, if released back to the founders. The Company currently anticipates that it will account for the escrow shares in a manner consistent with this interpretation; however, the Company does expect to further research the accounting treatment of the release of escrowed shares back to the founders or to investors, prior to the preparation of its financial statements for 2009.

11.	Please explain to us your consideration of FASB Staff Position No. EITF 001-19-2 in regard to the liquidated damages associated with your registration statement disclosed on page 4.

Response: In accordance with FASB Staff Position No. EITF 001-19-2 the company has reduced net proceeds and recorded a liability for liquidated damages.

 U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

12.	Please expand your disclosure in the fourth paragraph on page 5 to disclose what percentage ownership the investors will have if they received the additional shares under the “make good” provision.

Response: The Company has revised the disclosures regarding the “make good” provision by adding the following statement to page 4: “If all of these “make good” shares were to be released to the investors, the investors would then hold 36.6% of our issued and outstanding stock, assuming a total of 21.2 million shares outstanding.”

13.
We note from the fifth paragraph on page 5 that there were 21,136,391 shares issued and outstanding at the closing of the financing, and as a result of the transactions the PSI shareholders own 81.7% and the investors own 18.3% of the presently issued and outstanding common stock. However, your disclosure on page 2 indicates that PSI shareholders received 16,850,000 shares and investors received 422,756 shares, or approximately 2% of the 21,136,391, unaccounted for in this disclosure. Please revise to clarify.

Response: The Company has revised its disclosure on page 5 to explain the remaining 2% of issued and outstanding shares was held by other shareholders of the company. In addition, the Company has added this clarification to page 2 as well.

Supplementary Financial Information, page 7

14.
Please reconcile amounts presented for each line item for each period here to the respective annual and interim period amounts presented under “Summary Consolidated Financial Data” on page 6. Additionally, disclose the basis for the amounts reported for the fourth quarter of 2007.

Response: Reference is made to the Company’s response to Comment 5. The Company has included audited financial statements for the year ended December 31, 2007 in its Amendment No. 1 to Form S-1. The line items in the “Summary Consolidated Financial Data” have been reconciled with the financial statements included in the amendment. The amounts reported for the fourth quarter of 2007 were derived from the audited financial statements for the year ended December 31, 2007, together with the unaudited financial statements for the first three quarters of 2007.

Company Overview and History, page 9

15.
Please revise the last paragraph on page 9 to clarify which part of the pork production cycle your business places you in. Also, we suggest removing the reference to Dalian Chuming Group Co., Ltd’s capability here, as it could mistakenly be interpreted as an expression of your own capabilities. Along these same lines, we would also suggest removing the first paragraph on page 10.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Response: We have revised the last paragraph on page 9 to clarify that we are involved in the slaughtering, processing, packaging and distribution aspects of the pork production cycle. We have also removed the reference to Dalian Chuming Group Co., Ltd.’s feedstuff production capability. Along these same lines, we have removed the first paragraph on page 10 relating to Dalian Chuming Group Co., Ltd.’s pig breeding activities.

16.	In order to provide a more complete picture, in addition to disclosing the average annual growth rate of Chuming’s sales, please also disclose the average annual growth rate of its net income.

Response: In response to this comment, the Company has added disclosure of the average annual growth rate of its net income on page 10.

Industry Overview, page 10

17.
Please tell us whether the information provided by each of the various sources you cite, both in the introduction and throughout this section, are available to the public without charge or at a nominal cost. This would also include the consumer surveys you reference on page 14. If the sources are not publically available at nominal or no cost, please file as an exhibit a consent from each third party for the use of the information in the prospectus. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may remove the references to third parties and attribute the information to the company’s own research.

Response: The information cited from the U.S. Department of Agriculture is available to the public without charge or at a nominal cost. The information cited from the National Bureau of Statistics of China and the Ministry of Agriculture of China is also available to the public without charge or at a nominal cost.

The information cited from the China Meat Association, however, is a research reports and information that is made available to members of this trade organization. In response, we have chosen to remove the references to information provided by the China Meat Association. In addition, we have disclosed that, if not otherwise specified, the information presented in the “Industry Overview” section is attributed to our own research of the world’s pork market and China’s pork industry.

China’s Pork Industry, page 12

18.	Consistent with your disclosure on page 14, please revise the third paragraph of this section to clarify that the open-air markets still represent approximately 80% of the food markets.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Response: We have revised the third paragraph of this section to be consistent with our disclosure on page 14 and clarified that the open-air markets still represent approximately 80% of the food markets in China.

19.	Please provide us with a basis for your belief that China’s meat industry is expected to grow “significantly” faster than China’s GDP or revise to remove this assertion.

Response: We have removed the assertion that China’s meat industry is expected to grow “significantly” faster than China’s GDP, and have revised the statement to cite factors that management believes are important driving forces in the industry.

Government’s strong support of meat processing industry, page 14

20.	Please expand your disclosure to discuss what the Five Year Plan is.

Response: The Five Year Plan is a series of economic development initiatives promulgated by the Chinese government; however, they do not constitute binding or substantive policies or regulations. The Chinese economy has been shaped primarily by the plenary sessions of the Central Committee and national congresses. The Five Year Plan serves, in part, as a mapping strategy for economic development, setting growth targets, and launching reforms. The plan usually includes detailed economic development guidelines for all its regions and the nation as a whole. As China has transited from a centrally-planned economy to market economy, the name for the 11th Five-Year Plan has been characterized as a “guideline” rather than a strict “plan”. The 11th Five-Year Plan covers the period from 2006 to 2011.

Accordingly, we have expanded our disclosures on page 14 describing the Five Year Plan.

Business, page 16

21.
Please expand your disclosure to provide details about your franchise arrangements. For example, discuss the financial arrangements between you and the franchisees, including whether you receive a percentage of their sales or whether they purchase your products and resell them, whether they lease any equipment from you or purchase any signage, and whether they pay up front or ongoing fees to establish and maintain the franchise. Please also disclose any other information that would help investors better understand this aspect of your business, including whether these stores must sell your products exclusively or whether they can carry other products. Please also clarify how this differs from the specialty counters you also reference.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Response: On page 17 we have added the following description of franchise stores and specialty counters: “These franchise stores and specialty counters are resellers of our products with whom we have arrangements to sell our product under the Chuming brand name (the principal difference between franchise stores specialty counters being location within a supermarket for the former, and location in a wet market for the latter).”

We have also added further details regarding our arrangements with franchise stores and specialty counters by adding the following paragraph to page 25: “We provide operators of franchise stores and specialty counters with equipment (refrigerated showcases, signage, uniforms, heating equipment for processed food and other equipment), labels and packaging, technical assistance, and permission to sell our products under the Chuming brand name. These operators pay us an equipment deposit (to cover the cost of equipment), a trademark usage guarantee deposit, a uniform fee (for the cost of employee uniforms), a one-time star-up fee to cover the costs of certain materials, and an ongoing fee of approximately 0.5% of the total purchase amount of the products these operators purchase from us. Operators agree to sell our products exclusively, and may sell other products only with our consent. Operators are responsible for payment of their own taxes and government fees, leasing expenses, and other operating costs. If an operator is terminated, we will refund the equipment deposit upon return of the equipment, and the trademark deposit if the operator has complied with the trademark usage guidelines we provide to them. We generally reward high-volume operators with discounts and incentives on a case-by-case basis.”

Supply of Pigs, page 21

22.	Please discuss whether there are any disadvantages of the decentralized supply of pigs, such as logistical complications.

Response: Potential disadvantages from a decentralized supply of pigs include variations in quality of stock, and potential variation in quantity and timing of the supply of hogs to our plant for processing. However, because all pig famers who supply pigs to us are all located within the greater Dalian City metropolitan area (within a two hour radius by truck), the logistical issues have so far not interfered with our ability to secure a steady supply of hogs. Since we have around 6,000 local pig farmers who will supply hogs to us, we ordinarily are able to obtain a reasonably stable supply of hogs, even when some farms cannot meet our requests for any reason. Also, because Dalian Chuming Group Co., Ltd. (referred to in the prospectus as “Chuming Group,” the former parent company of the Chuming Operating Subsidiaries), acquires pigs directly from independent farmers then sell pigs to us in lots (under our Hog Procurement Agreement), to some extent we have minimized the potential disadvantages discussed above.

Accordingly, we have revised page 21 in response to this comment to reflect the further detail described above.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

23.
Please discuss in greater detail why there was a severe supply shortage of hogs in 2007, and whether this is indicative of a trend that is likely to continue. Also, revise the corresponding risk factor on page 32 to discuss the reasons for this shortage in greater detail, and discuss more specifically the sharp price increases that resulted.

Response: According to China Livestock and Products Annual Report 2007 dated on September 25, 2007 by the USDA Foreign Agricultural Service, the severe supply shortage of hogs in 2007 was because of a series of outbreaks of Porcine Reproductive and Respiratory Syndrome (PRRS), also known as Blue Ear Disease, in China from May 2006. Blue Ear Disease is an infectious disease that affects swine, characterized by reproductive disorders, premature delivery, miscarriage, and stillbirth—as well as abnormal breathing in piglets. According to the report, shortages and a sharp pork price increase occurred as a result of Blue Ear Disease. The average pork price increased by 48 percent from January to August 2007 over the same period in 2006, while prices in July and August 2007 increased by 86 and 87 percent, respectively, from the same months in 2006.

Accordingly, we have revised page 32 and 21 in response to this comment to reflect the further detail described above.

24.	Please file your Long-Term Hog Procurement Agreement with Dalian Chuming Group Co., Ltd as an exhibit.

Response: We previously filed our Long-Term Hog Procurement Agreement with Dalian Chuming Group Co., Ltd as Exhibit 10.5 to our Current Report on Form 8-K filed on January 7, 2008 and incorporated this agreement by reference to the Form S-1 registration statement filed on February 11, 2008. Accordingly, we continue to incorporate this agreement by reference as Exhibit 10.5 to the Form S-1.

Delivery, page 25

25.	Please revise to clarify whether you lease or own the 21 temperature-controlled vehicles, and if the former please discuss the material terms of the leases.

Response: The Company owns the 21 temperature-controlled vehicles. Accordingly, we have revised the reference to the 21 temperature controlled vehicles to read as follows, on page 25 of the prospectus: “We currently own 21 temperature-controlled vehicles, which we employ in our operations to help guarantee the freshness of pork at the point of delivery to customer locations in our primary market which is within a two-hour radius of Dalian.”

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Risk Factors, page 31

26.	Please relocate the Risk Factors section so that it immediately follows the Business section.

Response: The Company advises the Commission that the Business section of the prospectus occupies pages 9 through 31, and the Risk Factors section has been positioned to immediately follow the Business section on page 32.

27.
Consistent with your disclosure on page 21, please add a risk factor to discuss your decision to pay a fixed premium over market prices and your obligation to accept delivery of pigs if they meet specified criteria.

Response:  In response to this comment, and because the referenced statement requires clarification, the Company will delete reference to payment of a fixed premium over market prices on page 21. In addition, in order to further clarify this disclosure, the Company has added the following paragraph to page 21: “We normally pay a higher than average price per pig, which is typically RMB 1.25 per kg above the average market price for live pigs, in order to acquire what we believe to be a higher quality supply of pigs. Although we pay a premium for our supply of pigs from such guaranteed sources, our management believes that the benefits of this strategy outweigh the costs because of the goodwill that results from providing a consistently high-quality product to our customers.”

If the chilled and frozen pork market in China does not grow as we expect, page 32

28.
Please remove the first two sentences of this risk factor, as a risk should not contain such marketing language. Instead, focus on the impact to your business if the market does not grow as quickly or as significantly as you hope.

Response: In response to this comment, we have deleted the first two sentences of the above-referenced risk factor.

The loss of any of our significant customer could have an adverse effect, page 35

29.	Please expand your disclosure here to discuss the significance of your largest and top five customers, including the impact to you if you were to lose the business of any one of these customers.

Response: Our top five customers are re-sellers of pork products. Aggregate sales to these five customers does not exceed 45% of our total sales. Management believes that the loss of any one of these top five customers would result in a temporary setback in our sales, but the Company could recover from such a loss by replacing the customer with

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

other customers. Thus management believes there would be no medium to long term adverse effect on our business. Accordingly, we have revised page 36 in response to this comment to add the following sentence to the above-mentioned risk factor: “Further, the loss of any one of our top five customers could cause us to suffer a temporary setback in our sales, which could have a short term negative effect on our financial results.”

Economic, political and social conditions and government policies in China, page 39

30.	Please briefly expand upon the first set of bullet points to discuss how each differs as it relates to China as compared with most other developed countries.

Response: We have expanded our explanation upon the first set of bullet points on page 40 as follows:

•
Structure. Agriculture still plays an important role in Chinese economy and employment. Agriculture still represents around 50% of the employment, which is substantially higher than most developed countries.

•	Capital re-investment. Compared with more highly developed nations, there may be less availability to Chinese firms of all types of investment capital within China.

•
Government involvement. China is still transitioning from a centrally planned economic model to that of a free market. As a result, the Chinese government has traditionally had a greater degree of regulatory involvement in the economic affairs and conduct of firms in China, as compared with firms in more advanced market-based economies.

•
Allocation of resources. Related to the above point, the Chinese government may have greater ability to influence the allocation of capital, labor, materials, and other resources than governments of other advanced market-based economies.

•
Level of development. Although China’s economy has been rapidly growing in recent years, certain aspects such as public infrastructure, poverty rate, and other measurements of development still lag behind highly developed nations, and this affects how companies must conduct business in China.

•
Control of foreign exchange. China still maintains strict foreign exchange controls which has been in place since 1979, although steps have been taken to increase the exchangeability of the Chinese renminbi with other currencies.

•
Growth rate. For several years, China’s economy has achieved consistent double digit growth rates, and this may put strain on infrastructure, availability on raw materials, and ability of firms to manage growth.

•
Rate of inflation. According to the Consumer Price Index (CPI) compiled by the National Statistics Bureau of China, the overall rate of inflation (CPI) in August 2007 is 6.5% and the rate of inflation for food in August 2007 was 18.2%, which are

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

substantially higher than most of the developed countries, and these factors affect the local market environment in which Chinese firms must operate.

Selected Consolidated Financial Data, page 54

31.
We note the operations of the Chuming Operating Subsidiaries have been in existence since 1999, and that you are the successor to these operations as a result of a series of orchestrated transactions. In this regard, please explain to us your basis for not providing information here for 2002 and 2003 pursuant to Item 301 of Regulation S-K.

Response: In response to this comment, the Company notes that the Chuming Operating Subsidiaries were in fact newly incorporated and established, and began conducting business under the names of their respective corporate entities, in the latter part of 2004. The former parent company of the Chuming Operating Subsidiaries, the “Chuming Group,” has been involved in the meat processing business since 1999. Although Chuming Group was the springboard from which the Chuming Operating Subsidiaries were started, no assets of Chuming Group were brought forward for use in the Chuming Operating Subsidiaries, except that some former employees of the Chuming Group left their positions and began working for the Chuming Operating Subsidiaries, and brought with them certain expertise and business relationships. Accordingly, the Chuming Operating Subsidiaries were not in existence during, and have no financial results to report, for 2003 and 2002. The Company has revised the disclosures on page 10 to clarify these facts.

We have also revised page 10 to include a revised paragraph which reads: “Our business originated from the founding in 1999 of Dalian Chuming Group Co., Ltd. the former parent of Chuming.  The Chuming Group began as a processor and supplier of fresh and frozen meat and meat products. Among industrialized farming corporations in northeastern China, the Chuming Group pursued distinction in the Chinese food industry by maintaining high quality management standards and international safety certifications.

In 2004, the Chuming Group formed the Chuming Operating Subsidiaries, which now form the core of our business, and these companies began producing and supplying fresh and processed meats under the Chuming brand name. Since then we have rapidly become a significant producer and supplier in China’s meat industry, and have achieved consistent profitability and growth since inception. In the first three years of operation, our sales have grown at an average rate of 42% per annum. We sell our products to consumers in northeastern China, which has a population of approximately 108 million. In particular, our current customers are concentrated in the Liaoning Province (which has a population of approximately 42 million), and we are the largest pork producer in Dalian City, which has a population of approximately 3 million, or 6 million including the greater metropolitan area. At present, all of our sales are within China, which is the

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

largest pork-consuming nation in the world, with a total of 54 million metric tons consumed in 2006. Due to the rapid development of the Chinese economy, urbanization and strong income growth, we have observed that pork consumption patterns are changing and consumption levels are continuing to increase, which is incorporated by reference.”

32.
Given that the Chuming Operating Subsidiaries have existed since 1999, please explain to us the basis for the amounts presented for 2004 here, in the audited financial statements and elsewhere in the filing. It appears that only partial year information has been provided.

Response: Reference is made to the Company’s response to item 31 above.

33.	Additionally, please include the comparative 2006 interim period.

Response: In Amendment No. 1 to the Company’s registration statement on Form S-1, the Company has included year-end audited financial statements for 2007. Accordingly, the Company has presented comparisons for the twelve months ending December 31, 2005, 2006 and 2007 in its revised MD&A section.

Critical Accounting Policies and Estimates, page 56

34.
The disclosures here should address the specific accounting policies and estimates that bear the risk of material change. This disclosure should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or that you expect may materially affect financial condition and operating performance. Refer to Section V of FR-72 dated December 19, 2003 (release number 33-8350) for further guidance. Please revise your disclosure as appropriate.

Response: In response to this comment, the Company has added further disclosure and discussion regarding several accounting policies and types of estimates that management believes bear risk of material change, including the following:

Accounts Receivable

We extend unsecured, non interest bearing credit to our customers; accordingly, we carry an allowance for doubtful accounts, which is an estimate, made by management. Management makes its estimate based on prior experience rates and assessment of specific outstanding customer balances. Management must approve credit extended to new customers who have met the criteria of our credit policy. It is typically the case that new customers must make payments in advance before we sell our products to them. For our premier customers such as supermarkets, we do typically extend 30-45 days of terms to them.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

In order for us to minimize bad debt, we exercise control over both the length of the receivables, and the quantity of products shipped to our customers to whom we have extended credit, such as those who pay on a monthly basis. In exercising control over order quantities, on a product by product basis, we set maximum limits that will be shipped to those customers. If in the event, the customer is near their maximum and has an outstanding balance, we will request payment even if it is outside of the normal payment cycles of our customers.

Inventory Carrying Value

Inventory, consisting of raw materials in the form of livestock, work in progress, and finished products, is stated at the lower of cost or market value. Finished products are comprised of direct materials, direct labor and an appropriate proportion of overhead. Periodic evaluation is made by management to identify if inventory needs to be written down because of damage, or spoilage. Cost is computed using the weighted average method.

We observe and evaluate the value of inventory on a product by product basis. For our fresh meat products which are typically sold as carcasses (hogs sliced in half), we typically carry zero inventory as these products are sold immediately. We use a just in time model for fresh meat products. Our customers require fresh meat so we do not carry any excess inventory beyond the hogs that we slaughter each day. Current market conditions have also influenced our inventory across the board. For our products that we require additional processing such as hams and sausages we typically, carry two days’ worth of inventory. For meat that has been separated into smaller packaged portion, we typically carry one weeks’ worth of inventory. The PRC is currently facing a pork shortage, so as a result, presently we are able to sell all the fresh pork that we slaughter. Accordingly, we have not been required to write down inventory for spoilage. Also, if the hogs do not meet our requirements for quality they are disposed of, and charged off immediately to our cost of sales, and they will not enter our inventory.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Construction in progress represents the direct costs of design, acquisition, and construction of buildings, building improvements and land improvements. Capitalization of these costs ceases when substantially all activities necessary to prepare the assets for their intended use are completed. At such point, construction in progress is transferred to

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

its respective asset classification. No depreciation is provided until it is completed and ready for intended use.

Property and equipment are depreciated using the straight-line method over their estimated useful life with a 5% salvage value. Their useful lives are as follows:

Fixed Asset Classification	Useful Life
Land Improvements	10 years
Buildings	20 years
Building Improvements	10 years
Manufacturing Machinery & Equipment	10 years
Office Equipment	5 years
Furniture & Fixtures	5 years
Vehicles	5 years

We believe our estimation of useful life of our fixed assets has significant bearing on our cost of sales. The related depreciation is a factor of cost that cannot be ignored in assessing our profits. We believe we have used a conservative approach to assessing their useful lives. In our determination of useful life and depreciation methodology we coincidentally adhere to PRC GAAP standards in addition to U.S. GAAP. PRC GAAP standards provide a valuable and reasonable basis for determining useful life because the PRC government documents and records all forms of manufacturing equipment and provides guidance on what is considerable acceptable in terms of depreciation expense. We do also believe based on the quality and nature of the maintenance we regularly perform on our equipment, it is possible that our equipment could significantly outlive their stated estimated useful lives.

Comparison of Years Ended December 31, 2006 and December 31, 2005, page 61

35.
Please revise the number of weighted average shares outstanding and related per share calculation here and for the interim period presentation on page 64 to reflect the recapitalization effects of the reverse acquisition.

Response: The weighted average number of shares outstanding and related per share calculations have been revised in the financial statements included in Amendment No. 1 to the Form S-1.

36.
Please expand your disclosure to include the reasons underlying the indicated changes between all comparative periods presented. Specifically, (i) explain the basis for the increase in products sold, especially the dramatic increase between 2005 and 2004 as appropriate, (ii) describe the manufacturing efficiencies implemented, how such affected cost of sales, and any material costs associated with implementing such, and (iii) the

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

reason for the increase in interest expense (e.g., increased interest rates, increased amounts of debt outstanding and the reason for the increased debt). In regard to cost of sales as percent of sales, (i) address why such increased for processed food products between the comparative annual periods, and (ii) revise your disclosure for the comparative interim periods to discuss why such increased for all product categories and in total, the reason for the contrary trend relative to the prior annual periods, and your expectations in regard to the continuing trend.

Response: In response to this comment, we have added substantial disclosure regarding our expenses, cost of sales, and other results of operations for all comparative periods presented.

37.
Please disclose the future impact on the related expenses and your results of the (1) allocation of $250,000 from the Financing to investor relations programs (see page 5), (ii) arrangement with Hayden Communications (see page 5), and (iii) employment agreements with each of your officers that became effective upon the Exchange Transaction (see page 74).

Response:  In connection with the Exchange Transaction, we increased compensation paid to our CEO, CFO and COO from an aggregate of $120,000 to $300,000, engaged Hayden Communications to provide investor relations services, and allocated $250,000 of proceeds from the Financing to investor relations programs, and the Company anticipates that these costs will have an impact on its 2008 financial results. The Company has added disclosure of the anticipated future impact of these expenses to pages 5, 74 and also page 37 of the prospectus under the risk factor entitled “We will incur increased costs as a public company which may affect our profitability.”

Cash Flows, page 66

38.	Please include disclosure that compares the 2005 and 2004 annual periods and the comparative interim periods.

Response: In Amendment No. 1 to the Company’s registration statement on Form S-1, the Company has included year-end audited financial statements for twelve month periods ending December 31, 2007, 2006 and 2005. Accordingly, the Company has presented comparisons for 2007 against 2006, and 2006 against 2005.

39.
Please expand your disclosure in each paragraph to discuss the factors underlying or associated with the indicated changes. Specifically, for 2006, discuss why cash paid to suppliers and employees experienced a big increase, the reason for the big reduction of capital expenditures and the reason for decreased bank borrowings. Reconcile your disclosure here in regard to decreased bank borrowings relative to the disclosure for increased interest expense under “Results of Operations.” For the 9 months ended period, discuss the reason for the increased cash received from customers (e.g., changed

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

credit policies, improved collection process, increased collections due to increased sales, timing of collections (and reason therefore), and the reason for the purchase of the Land Use Rights and the impact of such on your operations.

Response: In response to this comment the Company has substantially expanded its disclosure to include discussion of the factors underlying or associated with the indicated changes.

Contractual Obligations and Off-Balance Sheet Arrangements, page 66

40.
Please include in purchase obligations for each applicable period the aggregate amount associated with your pig supply agreements disclosed under “Supply of Pigs” on page 21. If pricing is based on market prices at the time of purchase, estimate the amount of the commitment at the current market price plus any related premiums, and disclose this as the basis for the amounts presented. This will give readers a perspective of the magnitude of these agreements and your related commitment. Additionally, include in the table amounts associated with land and office leases disclosed under “Description of Property” on page 29.

Response:  The Company has revised page 66 to clarify that rather than a “premium” over the market price, the Company actually pays market prices, although those prices end up being higher than the “average” market price due to the fact that the Company acquires live pigs that are better than average quality. In addition, the Company wishes to clarify that the Company has no purchase obligation under its arrangements with suppliers - live pigs are purchased at the point of sale on an ongoing basis, and no legal obligation binds the Company to purchase any particular quantity or amount from any supplier. Accordingly, no amounts associated with the pig supply agreements are reflected in Company’s summary table of contractual obligations.

In addition, in order to provide readers with a perspective of the scale of the Company’s purchases of live pigs, we added the following sentence to page 22: “In 2005, 2006 and 2007, we paid a total of $39.5 million, $59.2 million and $110.4 million, respectively, for our total supply of live pigs.”

The Company did not have any contractual obligations for operating leases during the years ended December 31, 2007, 2006, 2005, and 2004. Any facilities that were leased during those periods were entered into by the Group, the Company’s former parent.

Summary Compensation, page 73

41.	Please provide a footnote to the table to disclose what constitutes the “All Other Compensation” column.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Response: We added the following footnote to the compensation table on page 73: “All Other Compensation includes allowances for transportation, housing, communications, training, personal service perquisites, and utility expenses. In 2007, “other compensation” to Mr. Shi Huashan included a transportation allowance ($6,000), housing allowance ($5,000), mobile phone and communications allowance ($4,000), training expenses ($4,000), personal service perquisites ($600), and utility expense reimbursement ($400). For Ms. Wang Shu and Chen Fuyuan “other compensation” in 2007 included a transportation allowance ($3,000), housing allowance ($2,500), mobile phone and communications allowance ($2,000), training expenses ($2,000), personal service perquisites ($300), and utility expense reimbursement ($200).”

Related Party Transactions of Chuming, page 76

42.
Please provide disclosure in the summary section of the fact that four members of your management team also have roles with your former parent, Dalian Chuming Group Co., Ltd., and discuss the nature of these roles. Please also include a risk factor to discuss the non-exclusive nature of these employment arrangements, and discuss any potential conflicts of interest.

Response: We have been informed that Dalian Chuming Group Co., Ltd. has changed the composition of its management team, such that only our CEO, Mr. Shi Huashan, has a non-exclusive role at our Company. Accordingly, we have revised our disclosure on page 76: “Due to the non-exclusive roles of Mr. Shi as our CEO and the principal executive officer of Dalian Chuming Group Co., Ltd., with whom we conduct business from time to time, potential conflicts of interest may arise. In particular, situations might arise in which we transact business with Dalian Chuming Group Co., Ltd., and certain terms of agreements might be favorable to us, but conversely unfavorable to Dalian Chuming Group Co., Ltd., and vice versa. In order to effectively handle such conflict of interest scenarios, our management intends to submit all related party transactions to our independent board of directors, or appropriate committee of the board, for review and approval.”

We have also expanded the risk factor entitled “We are highly dependent on senior management and key research and development personnel” that appeared on page 33 of our initial S-1 registration statement to include additional disclosures of potential conflicts of interest.

Transaction Prior to the Reverse Take-Over, page 77

43.
Please disclose here why Energroup recorded a liability of $25,871 as of March 31, 2008 and to whom is the liability owed. Please also disclose which shareholder paid expenses on behalf of the company.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Response: We note that the above-mentioned liability was outstanding as of March 31, 2007 (rather than 2008). A shareholder, Jenson Services, paid $3,193 of the Company’s operating expenses during the three months ended March 31, 2007 resulting in total accrued “loans from stockholders” of $25,871.  The total $25,871 has been paid by Jenson Services and was payable to Jenson Services as of March 31, 2007.   A statement disclosing these facts has been added to page 77.

Audited Annual Financial Statements As Of and For the Years Ended December 31, 2006, 2005 and 2004, page F-1

Report of Registered Independent Public Accounting Firm, page F-1

44.
Since the financial statements are those of Energroup Holdings as successor to Precious Sheen Investments Ltd., please remove the opinion in regard to the financials for Precious Sheen Investments Ltd., or tell us why you believe the inclusion of this report is necessary. Additionally, remove the extra index to the financial statements.

Response: Please refer to the revised report and financial statements included with the Amendment No. 1 of the Company’s Form S-1 registration statement.

45.
Also, tell us why the dates of the audit opinion and review report are appropriate since the basis for the financial statements to which each respective report relates did not exist until December 31, 2007, the date of Energroup’s reverse acquisition transaction with PSI.

Response: Please refer to the revised report and financial statements included with the Amendment No. 1 of the Company’s Form S-1 registration statement.

Consolidated Statements of Changes in Stockholders’ Equity, page F-8

46.
Please clarify for us the accounting basis and relevancy of the items and associated amounts in 2004 for “Issuance of Common Stock for Cash: Incorporation of Sales Co., Food Co., & Precious Sheen” and “Issuance of Common Stock.” In regard to “Issuance of Common Stock,” we noted in the financial statements for Precious Sheen Investments Ltd. included in the Form 8-K filed January 7, 2008 from which such item is derived that it appears no common stock was issued in association with the dollar amount presented. Please clarify.

Response: Please refer to changes in the financial statements included with Amendment No. 1 of the Company’s Form S-1 registration statement. At the time the reverse acquisition (share exchange) transaction was consummated (i.e., December 31, 2007), only nine month financials had been prepared and were available. The financial statements presented in the Form S-1 filed on February 11, 2008 represented the

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Company’s capital structure as of September 30, 2007, which at such point had not been finalized and fully capitalized. As of December 31, 2007, the Company’s capital structure had been finalized and fully capitalized with the necessary contributions from ownership.

47.
In regard to the “Issuance of Common Stock” referred to above, it appears from the statement of cash flows that only $1,810,014 of cash was associated with this issuance, with the remainder apparently associated with the subscription receivable presented of $1,130,011. In connection with this item, please (1) present “subscriptions receivable” in equity in each period in which reported, pursuant to Rule 5-02-30 of Regulation S-X and (ii) explain to us the effect of the reduction of the subscription receivable and where reported in the financial statements for the 9 month period ended September 30, 2007, and the basis for your reporting.

Response:  Please see our response to Comment 46, which is incorporated by reference.

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2006, 2005, and 2004, page F-11

Related Parties

48.
Please provide disclosure in the notes to the respective annual and interim financial statements responsive to paragraph 2 of SFAS 57. Additionally, define the entity referred to in note 5 on page F-21 as “Dalian Group Holdings.”

Response: Please refer to changes in the financial statements included in Amendment No. 1 of the Company’s Form S-1 registration statement. Please note that the term “Dalian Group Holdings” has been revised and corrected to refer to “Group”. Note 6, in reference to Related Party Receivables has been rewritten to clarify the individual parties.

According to paragraph 2 of SFAS 57: Financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

combined financial statements is not required in those statements.2  The disclosures shall include:3

(a) The nature of the relationship(s) involved.

The nature of the relationships are in the form of common ownership between the Company and the Group and its subsidiaries.

(b) A description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statement.

The transactions are carried out in the ordinary course of business with the Group and its subsidiaries that are not part of the Company. The Company purchases raw materials from the Group. The Company also sells certain pork products to the Group and its subsidiaries.

(c) The dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period.

The relationship is too pervasive to itemize all the transactions that impact the income statement during the course of the year.

(d) Amounts due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

To the Company’s knowledge, all of the receivables and payables to and from the Group and its subsidiaries have been reflected in its financial statements. The outstanding amounts payable by the Company to the Group were netted against outstanding amounts receivable by the Company from the Group. In the past, the Company has settled accounts

2
Footnote 2 of SFAS 57: The requirements of this Statement are applicable to separate financial statements of each or combined groups of each of the following: a parent company, a subsidiary, a corporate joint venture, or a 50-percent-or-less owned investee. However, it is not necessary to duplicate disclosures in a set of separate financial statements that is presented in the financial report of another enterprise (the primary reporting enterprise) if those separate financial statements also are consolidated or combined in a complete set of financial statements and both sets of financial statements are presented in the same financial report.

3
Footnote 3 of SFAS 57: In some cases, aggregation of similar transactions by type of related party may be appropriate. Sometimes, the effect of the relationship between the parties may be so pervasive that disclosure of the relationship alone will be sufficient. If necessary to the understanding of the relationship, the name of the related party should be disclosed.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

in this manner. The Company expects to re-formulate the contracts and netting agreements between it and the Group, with the oversight of the Board of Directors, and all related party transactions will be reviewed by the independent board, now that Chuming is a part of a public entity.

In its Amendment No. 1, the Company has included updated financial statements which include further disclosure of the nature discussed above.

(e) The information required by paragraph 49 of FASB Statement No. 109, Accounting for Income Taxes.

Each operating subsidiary files independent tax returns with the PRC government. The Company has not repatriated any earnings from its operating subsidiaries in the PRC. Accordingly, the Company does not believe that it has any material tax payable to the US government. The Company does not currently have any deferred tax expense as a result of intercompany or related party transactions that requires allocation to individual subsidiaries.

Corporate Reorganization, page F-11

49.
As successor to the financial statements of PSI, please clearly explain to us and disclose in sufficient detail the accounting treatment applied to the succession of transfers in arriving at the amounts, and the basis therefore, reported by PSI (and ultimately by Energroup) in its acquisition of the Chuming Operating Subsidiaries. In connection with this, clearly disclose how PSI obtained its 100% interest in Chuming, and if accomplished in steps, the accounting for each step and the ownership percentage associated with each step.

Response: Please refer to changes in the financial statements included in Amendment No. 1 of the Company’s Form S-1 registration statement.

Note 2: Summary of Significant Accounting Policies, page F-12

50.	Please provide an accounting policy in regard to customer deposits that includes the nature of the deposits.

Response: Please refer to changes in the financial statements included in Amendment No. 1 of the Company’s Form S-1 registration statement.

51.	Please provide an accounting policy responsive to SFAS 131 in regard to segments and include disclosures pursuant to paragraphs 25-39, as appropriate. Tell us the information

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

reviewed by your chief operating decision maker on a regular basis in making decisions about the allocation of resources and assessing performance.

Response: Please refer to changes in the financial statements included in Amendment No. 1 of the Company’s Form S-1 registration statement; a new footnote has been created for operating segments. Additionally, the Company has added a significant accounting policy under Note 2(Y).

(M) Recognition of Revenue, page F-16

52.
We note your discussion on pages 23 and 24 of your franchised “showcase stores” and their minimum monthly sales requirements. Please disclose your accounting policy for recognizing revenue from these stores and tell us whether these amounts are material in accordance with Rule 5-03.1 of Regulation S-X such that a separate line item should be presented on your statements of operations. Also, tell us and disclose whether a penalty and the type thereof is imposed on stores that do not meet their minimum sales requirement. Further, explain to us your consideration of SFAS 45 in accounting for your franchised stores.

Response: The Company records revenue when the pork products have been sold to resellers (the showcase stores), i.e., when title to the goods has passed from buyer to seller at the point of sale. These resellers determine the timing and quantity of their purchases, and assume full risk and reward associated with reselling the products they purchase from us. The Company does not earn “franchisee” fee revenue from these resellers. The Company does, however, provides favorable terms and customer priority to stores that show exceptional performance year-to-year. The Company holds a “trademark security deposit” which is collected from the operators of showcase stores to ensure that the stores do not violate Chuming’s trademark policy. The Company does not own or have any financial interest in the showcase stores. The Company also does not monetarily penalize or reward showcase store operators if for meeting or failing to meet any particular sales targets.

The Company has revised its Amendment No. 1 to the Form S-1 registration statement to reflect the above explanation.

Reviewed Consolidated Financial Statements September 30, 2007, page F-28

Statement of Reconciliation …. Page F-35

53.	Please remove the period ended December 31, 2006 and replace with the comparative interim period.

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

Response: Please refer to changes in the financial statements included in Amendment No. 1 of the Company’s Form S-1 registration statement.

Statement of Cash Flows, page F-34

54.
Please reconcile the amount presented for “cash & cash equivalents” at the beginning of the period ended September 30, 2007 of $4,273,592 to the amount of cash reported at December 31, 2006 of $3,075,787.

Response: Please refer to changes in the financial statements included in Amendment No. 1 of the Company’s Form S-1 registration statement.

Signatures

55.
Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs. Refer to instructions for Signatures on Form S-1.

Response: In response to this comment, the signature of the Principal Financial and Accounting Officer has been added to Amendment No. 1 to the Form S-1.

We supplementally advise the Commission that the following additional revisions or corrections have been made in the Amendment No. 1 to Form S-1:

In our initial Form S-1 registration statement filed on February 11, 2008, we inadvertently omitted two shareholders that possess registration rights, and these shareholders hold an aggregate of 413,216 shares of common stock which the Company agreed to undertake to have registered. Accordingly, shares held by these two shareholders have been added to the Selling Shareholder Table beginning on page 51, and the total number of shares covered by the registration statement has been amended to include such shares.

*    *    *    *    *

U.S. Securities and Exchange Commission
Re: Energroup Holdings Corporation
April 29, 2008

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP

/s/ Edgar D. Park, Esq.